FILE No.
82-4221

ALOAK CORP.

03007727

SUPPL

INTERIM FINANCIAL STATEMENTS

1st Quarter Reports
December 31, 2002

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

#300, 340-12th Avenue S.W.
Calgary, Alberta
T2R 1L5
Phone: (877) 525-6252
Fax: (403) 262-3917
Website: www.aloak.ca

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 24 2003
WASH, D.C. 155

dlw 04/21

ALOAK CORP
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited - Prepared by Management)

	December 2002	September 30 2002
ASSETS		
CURRENT		
Cash and cash equivalents	$ 3,600	$ 4,733
Accounts receivable	54,325	64,453
Prepaid expenses	47,226	45,378
	105,151	114,564
INTANGIBLE ASSETS	119,108	119,975
PROPERTY, PLANT AND EQUIPMENT	115,140	124,162
	$ 339,399	$ 358,701
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 274,942	$ 272,051
Note Payable	-	33,500
Deferred revenue	72,289	72,481
Short-term debt of subsidary	60,959	62,675
	408,190	440,707
LONG-TERM		
Convertible debenture to be issued (Note 4)	133,500	-
Advance from related party	100,000	100,000
	641,690	540,707
SHAREHOLDERS' EQUITY		
SHARE CAPITAL(Note 3)	1,115,280	1,115,280
DEFICIT	(1,417,571)	(1,297,286)
	(302,291)	(182,006)
	$ 339,399	$ 358,701

Going Concern (note 1)

See accompanying notes to financial statements

Approved on behalf of the Board

"Clyde Beattie" Clyde Beattie, Director

"Gregory Smith" Gregory Smith, Director

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIOD ENDED DECEMBER 31
(Unaudited - Prepared by Management)

	Current Period Three Months Ended 2002	Current Period Three Months Ended 2001	Year To Date Period Three Months Ended 2002	Year To Date Period Three Months Ended 2001
REVENUE	$ 117,006	$ 103,199	$ 117,006	$ 103,199
EXPENSES				
Selling, general and administrative	164,594	172,060	164,594	172,060
Project and systems operation	60,513	70,153	60,513	70,153
Reporting to shareholders	235	2,791	235	2,791
Stock exchange and transfer agent fees	1,509	1,287	1,509	1,287
Amortization	10,440	19,121	10,440	19,121
	237,291	265,412	237,291	265,412
NET LOSS FOR THE PERIOD	(120,285)	(162,213)	(120,285)	(162,213)
DEFICIT, beginning of period	(1,297,286)	(603,743)	(1,297,286)	(603,743)
DEFICIT, end of period	$ (1,417,571)	$ (765,956)	$ (1,417,571)	$ (765,956)
LOSS PER SHARE - basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to financial statements

ALOAK CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE PERIOD ENDED DECEMBER 31
(Unaudited - Prepared by Management)

	Current Period Three Months Ended 2002	Current Period Three Months Ended 2001	Year To Date Period Three Months Ended 2002	Year To Date Period Three Months Ended 2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES				
Loss for the period	$ (120,285)	$ (162,213)	$ (120,285)	$ (162,213)
Add non-cash items				
Amortization	10,440	19,121	10,440	19,121
	(109,845)	(143,092)	(109,845)	(143,092)
Net change in non-cash working capital items	10,979	(46,394)	10,979	(46,394)
	(98,866)	(189,486)	(98,866)	(189,486)
CASH USED IN INVESTING ACTIVITIES				
Acquisition of property, plant and equipment	(551)	(1,884)	(551)	(1,884)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES				
Convertible debenture	100,000	-	100,000	-
Short term loan	(1,716)	-	(1,716)	-
	98,284	-	98,284	-
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(1,133)	(191,370)	(1,133)	(191,370)
CASH AND CASH EQUIVALENTS:				
Beginning of period	4,733	197,239	4,733	197,239
End of period	$ 3,600	$ 5,869	$ 3,600	$ 5,869

See accompanying notes to financial statements

Aloak Corp.
Notes to Consolidated Financial Statements
Three Months Ended December 31, 2002
(Unaudited)

1 Nature of operations and basis of preparation

Aloak Corp. provides a range of e-commerce products and services to it's Canadian business clients including information technology consulting services, domain registration and application service provider products.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Corporation's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to obtain successful operations. However, no assurance can be given at this time as to whether the Corporation will achieve any of these conditions. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Corporation be unable to continue as a going concern for a reasonable period of time.

2 Accounting policies

a) These notes are provided as supplementary disclosure to the consolidated financial statements but do not conform in all respects with the disclosure requirements of the Canadian Institute of Chartered Accountants (CICA) for annual financial statements. These statements should be read in conjunction with the most recent annual consolidated financial statements of the Corporation.

b) These consolidated financial statements follow the same accounting policies and methods as the most recent annual financial statements of the Corporation.

c) These consolidated financial statements include operations and balances of the Corporation's wholly owned subsidiaries, Aloak Inc. and ISMG Inc.

d) Stock based compensation

The Corporation has an incentive stock option plan. No compensation expense is recognized for this plan when stock options are issued. Any consideration paid to the Corporation on the exercise of stock options is credited to share capital. Effective January 1, 2002, the CICA introduced Section 3870, "Stock-based compensation and other stock-based payments." This standard requires companies to disclose the impact on earnings as if the fair value based method of accounting for employee stock options plans had been issued. No options have been issued during the quarter therefore no fair value determination is disclosed.

3 Share capital

a) Authorized

Unlimited number of common shares without par value.

b) Issued

Issued 58,226,057 common shares.

c) Warrants

At December 31, 2002, the Corporation had 5,300,000 warrants outstanding; each two warrants entitle the holder to purchase one common share at a price of $0.50 per share and expiring on February 19, 2003.

d) Options

During the three months ended December 31, 2002 no options were granted, cancelled or exercised. The following summarizes stock options outstanding at December 31, 2002.

Expiry Date	Number of options	Exercise Price
April 8, 2005	250,000	$ 0.10
November 26, 2004	190,000	$ 0.10
February 20, 2004	3,980,000	$ 0.10
	4,420,000	

e) Escrow shares

26,332,245 common shares were held in escrow as at December 31, 2002.

4 Convertible debentures to be issued

On November 20, 2002 the Corporation offered a private placement in the form of convertible debentures of up to $400,000. The debentures shall bear interest at 11%, are secured by the assets of the corporation and are due five years from the date of issue. As at December 31, 2002, subscriptions for $133,500 have been received.

As at December 31, 2002 the convertible debentures had not been issued. The Corporation anticipates the convertible debentures to be issued in March 2003.

Holders of the debentures shall have the option to convert some or all of the outstanding debentures into units, each of which consists of one common share and one purchase warrant, at a price of $0.10 per unit for the first two years from the date of issue; $0.11 per unit for the third year from the date of issue; $0.12 per unit for the fourth year from the date of issue; and $0.13 per unit for the fifth year from the date of issue.

At any time from the date of issue of the debentures, and following conversion of the debentures into units, holders of the share purchase warrants shall have the option to exercise them for common shares of the Corporation at a price of $0.10 per share if exercised in the first year or $0.11 per share if exercised in the second year from the date of issue of the debentures. The warrants shall expire on the date that is two years from the date of issue of the debentures. At any time after two years from the date of issue, the debentures shall be redeemable by the Corporation in whole or in part, together with accrued and unpaid interest thereon to the date specified for redemption.

Subsequent to December 31, 2002, an additional $80,000 in subscriptions has been received, for a total of $213,500.